Form 51-102F3
Material Change Report

Item 1    Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2    Date of Material Change

April 16, 2008

Item 3    News Release

The Issuer issued a news release at Vancouver, British Columbia on 16 April 2008 through Marketwire.

Item 4    Summary of Material Change

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) and Compania Fresnillo S.A. DE C.V. (“Fresnillo”) on behalf of Minera Juanicipio SA are pleased to announce assay results from Holes 17P and 18P targeted on the Juanicipio Vein.

Hole 18P intersected 4,100 g/t (119.5 opt) silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc.  Hole 17P intersected 130 g/t (3.8 opt) silver over 0.6 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc.

Item 5.1    Full Description of Material Change

Please see the Issuer’s news release dated 16 April 2008 (NR#08-08) for a full description of the material change.

Item 5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9    Date of Report

Dated 16 April 2008